SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 23, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 23, 2004, regarding first quarter report 2004.

First quarter report 2004 April 23, 2004

Ericsson reports good development in profitability, orders and sales

First quarter summary

•	Net sales SEK 28.1 (25.9) b., up 9% year-over-year

•	Gross margin 44.7% (34.1%)1) – up 3.1%-points sequentially

•	Operating margin 16.1% (-10.8%)2)

•	Income after financial items SEK 4.3 (-2.8) b.2)

•	Net income SEK 3.0 (-4.3) b., up SEK 2.9 b. sequentially

•	Earnings per share SEK 0.19 (-0.27)

	First quarter				Fourth quarter
SEK b.	2004	2003		Change	2003		Change
Orders booked, net	33.0	27.1		22%	29.5		12%
Net sales	28.1	25.9		9%	36.2		-22%
Gross margin (%)	44.7%	34.1	%1)	—	41.6	%1)	—
Operating income	4.5	-2.8	2)	—	6.3	2)	—
Income after financial items	4.3	-2.8	2)	—	5.9	2)	—
Net income	3.0	-4.3		—	0.1		—
Earnings per share	0.19	-0.27		—	0.01		—
Cash flow before financing activities	2.9	0.7		—	4.6		—

1)	Adjusted for restructuring charges in the first quarter 2003 SEK 1.8 b. and in the fourth quarter 2003 SEK 0.8 b.

2)	Adjusted for restructuring charges in the first quarter 2003, net, SEK 3.2 b. and in the fourth quarter 2003 SEK 4.0 b.

Orders booked in the quarter grew by 22% year-over-year and by 12% sequentially to SEK 33.0 (27.1) b. Net sales in the quarter grew by 9% year-over-year to SEK 28.1 (25.9) b. and declined 22% sequentially due to seasonality. Currency exchange effects have had a negative impact on sales of 8% year-over-year.

Gross margin improved sequentially by 3.1 percentage points to 44.7% (34.1%), mainly attributable to the benefits of cost of sales reduction activities and a favorable product mix. Operating expense reductions are on track, with an annualized run rate of SEK 35 (47) b. in the quarter. Income after financial items was SEK 4.3 (-2.8) b. compared to SEK 5.9 b. in the fourth quarter. Net currency exchange effects, compared to rates one year ago, have had a negative impact of SEK 0.8 b. on operating income in the quarter.

Cash flow before financing was SEK 2.9 (0.7) b. with positive effects from improved earnings. Cash flow was however also affected by increased work in progress as a result of the higher business activity. The financial position remained strong, with a net of financial assets and liabilities, i.e. net cash, of SEK 26.8 b.

CEO COMMENTS

“We have clearly strengthened our market position since last summer,” says Carl-Henric Svanberg, President and CEO of Ericsson. “Our year has started well with a number of contracts in key growth areas. A stronger customer focus, including our commitment to operational excellence, is clearly contributing to this achievement.

We also continued to improve operating results. Gross margin development exceeded our earlier expectations. We are benefiting from our restructuring efforts and going forward we will continue to strive for best-in-class cost efficiency. Our financial position is now one of the industry’s strongest.

The rollout of 3G continues. We are a major supplier in close to 50 networks that will be or have been commercially launched by year-end. EDGE plays an important complementary role and continues to grow quickly. Over time we expect most GSM networks to be upgraded with EDGE. In addition, the new Ericsson Expander has been well received as an enabler for communication in rural areas in developed as well as in high-growth markets.

The long-term growth drivers of the industry remain solid. The business environment is becoming more multifaceted, with new business models and more advanced solutions. The vendor’s ability to support operators with total solutions that combine technical know-how with consumer awareness is quickly growing in importance. As a result, our traditional role as vendor is transforming more into the role of a strategic partner,” concludes Carl-Henric Svanberg.

MARKET VIEW

Last year saw considerably improved financials among operators and an increased need for investments in capacity and network quality. This is a result of the underlying growth in mobile communications, driven by increased voice and mobile data traffic and operator investment into capacity enhancements of both 2G and 2.5G. Increased competition among operators is likely to continue to stimulate traffic growth, especially in Western Europe.

The 3G rollout is a reality with a large number of initial commercial launches expected by year-end. In addition, more than 75 operators in 50 countries are committed to deploy EDGE. The number of WCDMA subscriptions grew 57% in the quarter to 4.4 million subscriptions. The number of CDMA2000 1X subscriptions grew 35% to 95 million.

Demand for seamless services will drive the convergence of mobile and fixed networks, including voice over IP. This will have a positive impact on advanced mobile services and applications. Consumer mobility behavior will drive demand and traffic patterns in such converged seamless networks.

The service market segment continues to show good growth potential. In the more complex business environment operators show growing interest in services enabling them to focus on business development, how to attract and retain customers as well as driving cost efficiency.

Today, worldwide subscription penetration is only 23% with a total of 1.4 billion subscriptions. The global number of mobile subscriptions has been estimated to reach 2 billion during 2008 with particularly strong growth in emerging markets. The favorable reception of the Ericsson Expander solution in coverage-driven markets indicates that growth should develop beyond these projections.

OUTLOOK

We estimate that the global mobile systems market in 2004, measured in USD, will show slight to moderate growth, compared to 2003. This improved outlook is mainly driven by growing traffic, network expansions and continued 3G rollout. There is also an element of operators catching up on previous years’ limited investments.

Our previous estimate of the global mobile systems market was to be in line with, or show slight growth, compared to 2003.

We maintain our view that the addressable market for professional services, also measured in USD, is expected to continue to show good growth.

Through our technology leadership and global presence we are well positioned to benefit from the market opportunities.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

All comparative numbers are stated excluding restructuring charges.

Income

Orders booked were SEK 33.0 (27.1) b., an increase by 22% year-over-year, driven by generally strong development in Asia-Pacific, Central Europe, Middle East and Africa. Sequentially, orders booked increased by 12%.

Sales were SEK 28.1 (25.9) b., an increase by 9% year-over-year. High-growth markets such as China, Brazil and Mexico, were main contributors to this development. Currency exchange effects were 8%. Due to seasonality sales declined by 22% sequentially.

Gross margin improved to 44.7% (34.1%), a sequential increase from 41.6%. The main reasons for the improvement were better than anticipated benefits from cost of sales reductions activities and a favorable product mix.

Operating expenses amounted to SEK 8.7 (10.8) b. The annualized run rate was SEK 35 (47) b., down from SEK 37 b. in the previous quarter. The earlier announced reduction target of an annualized operating expense run rate of SEK 33 b. by the third quarter 2004 remains.

Operating income was SEK 4.5 (-2.8) b. compared to SEK 6.3 b. the previous quarter. Income after financial items was SEK 4.3 (-2.8) b. compared to SEK 5.9 b. in the fourth quarter.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -0.8 b. in the quarter. Excluding effects from currency hedging the effects would have been -1.0 b.

Net income was SEK 3.0 (-4.3) b. for the quarter.

Earnings per share were SEK 0.19 (-0.27).

The number of employees amounted to 50,650 (60,940) at the end of the quarter. Excluding some 2,000 employees added through managed services contracts as well as employees notified but still included in the company’s payroll, the original headcount target of 47,000 has been reached.

Balance sheet and financing

The financial position remained strong with net of financial assets and debt, i.e. net cash, at SEK 26.8 b. compared to SEK 27.0 b. at year-end 2003. Cash improved by SEK 1.2 b. sequentially to SEK 74.4 b.

Days sales outstanding (DSO) for trade receivables were 102 (109), an increase by 23 days sequentially, mainly due to seasonality. Inventory, including work in progress, increased by SEK 3.5 b. sequentially to SEK 14.4 (14.5) b., due to the higher business activity.

Gross customer financing exposure decreased sequentially by SEK 1.0 b. to SEK 11.2 (20.1) b. Net customer financing credits on balance sheet were reduced sequentially by SEK 0.1 b. to SEK 3.9 (13.6) b.

Effective from 2004, Ericsson has adopted Swedish accounting principles, RR29 Employee benefits, in its financial reporting. The effect of this accounting change has been reported as increased pension provisions of SEK 1.8 b. and decreased equity, net after taxes, by SEK 1.3 b.

The equity ratio was 35.0% (34.9%) compared to 34.4% at the end of the previous quarter. Excluding the change in pension accounting principles the equity ratio would have been 35.7%.

Cash flow

Cash flow from operations remained strong at SEK 3.2 b. Cash flow before financing activities amounted to SEK 2.9 (0.7) b. Cash flow from investing activities was SEK -0.3 b. net. The cash flow is affected by increased work in progress as a result of the higher business activity.

Payment readiness increased sequentially by SEK 3.1 b. to SEK 78.4 (66.5) b., mainly due to improved earnings.

Cash outlays of SEK 5 b., with regard to restructuring, are expected during 2004. Of this SEK 2.1 b. was paid in the first quarter.

SEGMENT RESULTS

SYSTEMS

	First quarter				Fourth quarter
SEK b.	2004	2003		Change	2003		Change
Orders booked	31.1	25.0		24%	27.6		13%
Mobile Networks	24.9	17.5		43%	20.5		22%
Fixed Networks	1.2	2.0		-41%	1.1		4%
Professional Services	5.0	5.5		-10%	6.0		-17%
Net sales	26.1	24.0		9%	33.6		-22%
Mobile Networks	21.1	17.6		19%	25.7		-18%
Fixed Networks	0.9	1.9		-53%	2.2		-60%
Professional Services	4.1	4.4		-7%	5.7		-28%
Operating income	4.2	-1.5	1)	—	5.8	1)	—
Operating margin (%)	16%	-6	%1)	—	17	%1)	—

1)	Adjusted for restructuring charges in the first quarter 2003, net, SEK 3.1 b. and in the fourth quarter 2003 SEK 3.6 b.

Systems orders increased sequentially by 13% to SEK 31.1 (25.0) b. Year-over-year Systems orders increased by 24%. Systems sales decreased 22% sequentially to SEK 26.1 (24.0) b. due to seasonality. Year-over-year Systems sales increased by 9%.

Mobile Networks orders increased both sequentially and year-over-year by 43% and 22% respectively, mainly driven by GSM and 3G. Sales decreased sequentially by 18% due to seasonality. WCDMA equipment and associated network rollout services share of total Mobile Networks sales were stable at 12%.

The business development trend for Professional Services continues with an increasing number of managed services and hosting contracts. Sales can however vary between quarters and were flat year-over-year, adjusted for currency exchange effects. Professional Services represents 16% of total Systems sales.

OTHER OPERATIONS

	First quarter				Fourth quarter
SEK b.	2004	2003		Change	2003		Change
Orders booked	2.4	2.6		-8%	2.3		2%
Net sales	2.4	2.4		4%	3.2		-23%
Operating income	0.0	-0.5	1)	—	0.3	1)	—
Operating margin (%)	2%	-20	%1)	—	8	%1)	—

1)	Adjusted for restructuring charges in the fourth quarter 2003 SEK 0.8 b.

Orders booked showed a slight sequential increase. Sales decreased sequentially mainly as a result of seasonality and effects of prior restructuring activities. Ericsson Mobile Platforms had strong sales growth both year-over-year and sequentially.

SONY ERICSSON MOBILE COMMUNICATIONS

Sony Ericsson Mobile Communications (Sony Ericsson) reported a strong increase in shipments and record profits for the first quarter 2004. Ericsson’s share in Sony Ericsson’s income after financial items was SEK 0.5 b. compared to SEK 0.3 b. in the previous quarter. In an overall strong mobile phone market, shipments from Sony Ericsson reached an all-time high as its product offering in the mid- and entry-level segments continued to gain momentum. Units shipped in the quarter posted a 63% increase compared to the same period last year. As average sales price also increased slightly, sales were up 66% compared to the same period last year.

Market share is estimated to have increased during the quarter thanks to strong demand and increased operational excellence. Sony Ericsson has increased its estimates for the global market for 2004 from approximately 520 million units to over 550 million units.

Transactions with Sony Ericsson Mobile Communications

SEK m.	First quarter 2004	First quarter 2003
Sales to Sony Ericsson	504	576
Royalty from Sony Ericsson	140	56
Purchases from Sony Ericsson	334	265
Shareholder contribution	—	1,384
Receivables from Sony Ericsson	45	541
Liabilities to Sony Ericsson	124	115

PARENT COMPANY INFORMATION

Net sales for the first quarter amounted to SEK 0.5 (0.5) b. and income after financial items was SEK 0.9 (1.2) b. Restructuring costs are excluded in income after financial items for 2003.

Major changes in the company’s financial position for the first quarter include decreased current and long-term commercial and financial receivables from subsidiaries of SEK 5.3 b. Short- and long-term internal borrowings decreased by SEK 6.5 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 69.4 (68.4) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 2,072,000 shares from treasury stock were sold or distributed to employees during the first quarter. The Annual General Meeting decided, as previously announced, to amend one parameter in the Stock Purchase Plan 2003 (SPP 2003) by removing the SEK 50,000 annual restriction on individual investments in shares under SPP 2003, while retaining 7.5% of annual salary as the maximum for investments in shares. The holding of treasury stock at March 31, 2004 was 304,067,953 Class B shares.

OTHER INFORMATION

The Annual General Meeting decided, as previously announced, in accordance with the proposal from the Board of Directors that no dividend will be paid for 2003. The Annual General Meeting also decided to implement a long-term incentive plan 2004 directed at 4,700 senior managers and key contributors.

For more information regarding the long-term incentive plan 2004 and changed accounting principles regarding pensions see Accounting policies and reporting.

Stockholm, April 23, 2004

Carl-Henric Svanberg

President and CEO

Date for next report: July 21, 2004

AUDITORS’ REPORT

We have reviewed the report for the three-month period ended March 31, 2004, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, April 23, 2004

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/3month04-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: investor.relations@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Åse Lindskog, Director, Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan - Dec 2003
SEK million	2004	2003	Change
Net sales	28,111	25,859	9%	117,738
Cost of sales	-15,544	-18,862	-18%	-78,901

Gross margin	12,567	6,997		38,837
Research and development and other technical expenses	-4,792	-6,897	-31%	-27,136
Selling expenses	-2,232	-3,449	-35%	-15,115
Administrative expenses	-1,710	-1,804	-5%	-8,762

Operating expenses	-8,734	-12,150		-51,013
Other operating revenues and costs	164	-86		1,541
Share in earnings of JV and associated companies	517	-742		-604

Operating income	4,514	-5,981		-11,239
Financial income	932	1,164	-20%	3,995
Financial expenses	-1,133	-1,218	-7%	-4,859

Income after financial items	4,313	-6,035		-12,103
Taxes	-1,243	1,847		1,460
Minority interest	-77	-124		-201

Net income	2,993	-4,312		-10,844

Other information
Average number of shares, basic (million)	15,749	15,820		15,823
Earnings per share, basic (SEK)	0.19	-0.27		-0.69
Earnings per share, diluted (SEK)	0.19	-0.27		-0.69

NOTE 1
Restructuring costs, net	—	-3,193		-16,463

Total	—	-3,193		-16,463
-of which in
Cost of sales	—	-1,813		-4,790
Operating expenses	—	-1,359		-10,976
Other operating revenues and costs	—	-21		- 345
Share in earnings of JV and associated companies / Phones	—	—		- 352

NOTE 2
Key measurements, excluding restructuring costs
Net sales	28,111	25,859		117,738
Gross margin	12,567	8,810		43,627
- as percentage of net sales	44.7%	34.1%		37.1%
Operating expenses	-8,734	-10,791		-40,037
- as percentage of net sales	31.1%	41.7%		34.0%
Other operating revenues and costs	164	-65		1,886
Share in earnings of JV and assoc. companies	517	-742		-252

Operating income	4,514	-2,788		5,224
Operating margin (%)	16.1%	-10.8%		4.4%
Income after financial items	4,313	-2,842		4,360

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2004	Dec 31 2003
ASSETS
Fixed assets
Intangible assets
Capitalized development expenses	4,710	4,784
Goodwill	5,854	5,739
Other	656	687
Tangible assets	6,081	6,505
Financial assets
Equity in JV and associated companies	3,407	2,970
Other investments	442	433
Long-term customer financing	2,556	3,027
Deferred tax assets	26,675	27,130
Other long-term receivables	1,071	1,342

	51,452	52,617

Current assets
Inventories	14,427	10,965
Receivables
Accounts receivable - trade	32,791	31,886
Short-term customer financing	1,331	979
Other receivables	13,664	12,718
Short-term cash investments, cash and bank	74,405	73,207

	136,618	129,755

Total assets	188,070	182,372

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Stockholders’ equity	63,371	60,481

Minority interest in equity of consolidated subsidiaries	2,447	2,299

Provisions
Pensions	10,093	8,005
Other provisions	27,409	28,063

	37,502	36,068

Long-term liabilities	30,357	29,772

Current liabilities
Interest-bearing liabilities	8,102	9,509
Accounts payable	9,298	8,895
Other current liabilities	36,993	35,348

	54,393	53,752

Total stockholders’ equity, provisions and liabilities	188,070	182,372

Of which interest-bearing provisions and liabilities	47,559	46,209
Net cash	26,846	26,998
Assets pledged as collateral	8,062	8,023
Contingent liabilities	2,175	2,691

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar		Jan-Dec
SEK million	2004	2003	2003
Net income	2,993	-4,312	-10,844
Adjustments to reconcile net income to cash	1,777	629	6,387

	4,770	-3,683	-4,457
Changes in operating net assets
Inventories	-3,027	-400	2,286
Customer financing, short-term and long-term	446	-29	7,999
Accounts receivable	-42	4,733	4,131
Other	1,083	1,901	12,908

Cash flow from operating activities	3,230	2,522	22,867
Product development	-235	-737	-2,359
Other investing activities	-67	-1,123	-1,053

Cash flow from investing activities	-302	-1,860	-3,412

Cash flow before financing activities	2,928	662	19,455

Dividends paid	-6	-3	-206
Other equity transactions	3	—	8
Other financing activities	-1,723	506	-11,726

Cash flow from financing activities	-1,726	503	-11,924
Effect of exchange rate changes on cash	-4	-165	-538

Net change in cash	1,198	1,000	6,993
Cash and cash equivalents, beginning of period	73,207	66,214	66,214

Cash and cash equivalents, end of period	74,405	67,214	73,207

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Mar 2004	Jan-Dec 2003	Jan-Mar 2003
Opening balance	60,481	73,607	73,607
Effect of changed accounting principle	-1,275	—	—

Opening balance in accordance with new accounting principle	59,206	73,607	73,607
Stock issue, net	—	158	—
Sale of own shares	3	8	1
Stock Purchase and Stock Option Plans	30	151	17
Repurchase of own stock	—	-158	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	1,139	-2,444	-320
Adjustment of cost for stock issue 2002	—	3	—
Net income	2,993	-10,844	-4,312

Closing balance	63,371	60,481	68,993

ERICSSON

CONSOLIDATED INCOME STATEMENT ISOLATED QUARTERS

	2004	2003
SEK million	Q1	Q1	Q2	Q3	Q4
Net sales	28,111	25,859	27,613	28,039	36,227
Cost of sales	-15,544	-18,862	-19,011	-19,084	-21,944

Gross margin	12,567	6,997	8,602	8,955	14,283
Research and development and other technical expenses	-4,792	-6,897	-6,084	-6,846	-7,309
Selling expenses	-2,232	-3,449	-4,085	-3,354	-4,227
Administrative expenses	-1,710	-1,804	-1,842	-3,423	-1,693

Operating expenses	-8,734	-12,150	-12,011	-13,623	-13,229
Other operating revenues and costs	164	-86	195	431	1,001
Share in earnings of JV and assoc. companies	517	-742	-365	247	256

Operating income	4,514	-5,981	-3,579	-3,990	2,311
Financial income	932	1,164	850	741	1,240
Financial expenses	-1,133	-1,218	-856	-1,064	-1,721

Income after financial items	4,313	-6,035	-3,585	-4,313	1,830
Taxes	-1,243	1,847	820	400	-1,607
Minority interest	-77	-124	37	-33	-81

Net income	2,993	-4,312	-2,728	-3,946	142
Other information
Average number of shares, basic (million)	15,749	15,820	15,822	15,823	15,825
Earnings per share, basic (SEK)	0.19	-0.27	-0.17	-0.25	0.01
Earnings per share, diluted (SEK)	0.19	-0.27	-0.17	-0.25	0.01
NOTE 1
Restructuring costs, net	—	-3,193	-3,799	-5,449	-4,022

Total	—	-3,193	-3,799	-5,449	-4,022
-of which in
Cost of sales	—	-1,813	-1,096	-1,111	-770
Operating expenses	—	-1,359	-2,296	-4,176	-3,145
Other operating revenues and costs	—	-21	-142	-162	-20
Share in earnings of JV and associated companies / Phones	—	—	-265	—	-87
NOTE 2
Key measurements, excluding restructuring costs
Net sales	28,111	25,859	27,613	28,039	36,227
Gross margin	12,567	8,810	9,698	10,066	15,053
- as percentage of net sales	44.7%	34.1%	35.1%	35.9%	41.6%
Operating expenses	-8,734	-10,791	-9,715	-9,447	-10,084
- as percentage of net sales	31.1%	41.7%	35.2%	33.7%	27.8%
Other operating revenues and costs	164	-65	337	593	1,021
Share in earnings of JV and assoc. companies	517	-742	-100	247	343

Operating income	4,514	-2,788	220	1,459	6,333
Operating margin (%)	16.1%	-10.8%	0.8%	5.2%	17.5%
Income after financial items	4,313	-2,842	214	1,136	5,852

ACCOUNTING POLICIES AND REPORTING

ACCOUNTING POLICIES

Interim reports are prepared in accordance with RR20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2004

RR29 “Employee Benefits,” which is based on IAS 19 “Employee Benefits” issued by International Accounting Standards Committee (“IASC”), has been adopted as from January 1, 2004. When applying RR 29, defined benefit plans for pensions and other post-employment benefits are accounted for using consistent principles. Prior to 2004, such plans have been accounted for using local principles for each country in the consolidated accounts. The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of January 1, 2004. This transition liability exceeded the liability for pensions recognized per December 31, 2003 in accordance with earlier principles and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders’ equity. The one-time effect of adopting RR29 was an increase of the pension liability as of January 1, 2004, by SEK 1.8 billion. The effect on equity, net after taxes, was SEK 1.3 billion. RR29 has not had material impact on reported Net Income or Earnings Per Share.

The company has chosen to follow the guidance of the draft interpretation URA43 “Accounting for particular social taxes and wealth tax” issued by The Swedish Accounting Standards Council.

REPORTING

LONG TERM INCENTIVE PLAN 2004

The Annual General Meeting decided to implement a Long Term Incentive Plan 2004 (LTI 2004) directed to 200 senior managers and 4,500 other key contributors. Participation in the LTI 2004 presupposes that the employees participate in the Stock Purchase Plan 2003 (SPP 2003) directed to all employees, i.e. save money for the purchase of shares in Ericsson.

In addition to the regular one matching share under the SPP 2003, participants in the LTI 2004 will be entitled to additional matching of shares free of consideration. 4,500 key contributors will be entitled to an additional match of one share for each one purchased. Further, 150 senior managers and 50 top senior managers may be entitled to an additional performance match of up to four shares or six shares respectively for each one purchased. The performance match is based on average annual percentage growth rate in earnings per share.

For more information regarding the Stock Purchase Plan 2003 see the 2003 Annual Report.

CHANGED DEFINITIONS COMPARED TO PREVIOUS ANNUAL REPORT

Items affecting comparability

During 2003 restructuring costs, non-operational capital gains/losses and capitalization of development expenses were reported as items affecting comparability. Due to the immateriality of the non-operational capital gains/losses for 2003 and the fact that the capitalization of development expenses are no longer, per se, affecting comparability, these items are no longer reported as items affecting comparability.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	2003				2004 Q1
Isolated quarters	Q1	Q2	Q3	Q4
Systems	24,996	26,336	26,518	27,592	31,107
- Mobile Networks	17,475	20,020	21,508	20,455	24,944
- Fixed Networks	1,990	1,724	1,513	1,128	1,173
Total Network Equipment	19,465	21,744	23,021	21,583	26,117
- Of which Network Rollout	2,542	2,000	2,025	2,153	2,705
Professional Services	5,531	4,592	3,497	6,009	4,990
Other Operations	2,587	2,312	1,963	2,330	2,384
Less: Intersegment Orders	-523	-300	-353	-458	-477

Total	27,060	28,348	28,128	29,464	33,014

	2003				2004 Q1
Sequential change	Q1	Q2	Q3	Q4
Systems	-12%	5%	1%	4%	13%
- Mobile Networks	-16%	15%	7%	-5%	22%
- Fixed Networks	4%	-13%	-12%	-25%	4%
Total Network Equipment	-15%	12%	6%	-6%	21%
- Of which Network Rollout	-37%	-21%	1%	6%	26%
Professional Services	-3%	-17%	-24%	72%	-17%
Other Operations	1%	-11%	-15%	19%	2%
Less: Intersegment Orders	30%	-43%	18%	30%	4%

Total	-12%	5%	-1%	5%	12%

	2003				2004 Q1
Year over year change	Q1	Q2	Q3	Q4
Systems	-34%	-16%	48%	-3%	24%
- Mobile Networks	-40%	-13%	73%	-2%	43%
- Fixed Networks	-26%	-42%	-14%	-41%	-41%
Total Network Equipment	-39%	-16%	62%	-5%	34%
- Of which Network Rollout	-46%	-49%	44%	-46%	6%
Professional Services	-2%	-14%	-7%	5%	-10%
Other Operations	-47%	-52%	-37%	-9%	-8%
Less: Intersegment Orders	-25%	-61%	-31%	14%	-9%

Total	-35%	-20%	37%	-4%	22%

	2003				2004 0403
Year to Date	0303	0306	0309	0312
Systems	24,996	51,332	77,850	105,442	31,107
- Mobile Networks	17,475	37,495	59,003	79,458	24,944
- Fixed Networks	1,990	3,714	5,227	6,355	1,173
Total Network Equipment	19,465	41,209	64,230	85,813	26,117
- Of which Network Rollout	2,542	4,542	6,567	8,720	2,705
Professional Services	5,531	10,123	13,620	19,629	4,990
Other Operations	2,587	4,899	6,862	9,192	2,384
Less: Intersegment Orders	-523	-823	-1,176	-1,634	-477

Total	27,060	55,408	83,536	113,000	33,014

	2003				2004 0403
YTD year over year change	0303	0306	0309	0312
Systems	-34%	-25%	-10%	-9%	24%
- Mobile Networks	-40%	-28%	-9%	-7%	43%
- Fixed Networks	-26%	-34%	-29%	-32%	-41%
Total Network Equipment	-39%	-29%	-11%	-10%	34%
- Of which Network Rollout	-46%	-47%	-35%	-38%	6%
Professional Services	-2%	-8%	-8%	-4%	-10%
Other Operations	-47%	-50%	-46%	-40%	-8%
Less: Intersegment Orders	-25%	-44%	-40%	-31%	-9%

Total	-35%	-28%	-14%	-12%	22%

NET SALES BY SEGMENT BY QUARTER

SEK million

	2003				2004 Q1
Isolated quarters	Q1	Q2	Q3	Q4
Systems	23,961	25,224	25,907	33,574	26,092
- Mobile Networks	17,643	18,949	19,826	25,635	21,081
- Fixed Networks	1,898	2,177	1,670	2,220	896
Total Network Equipment	19,541	21,126	21,496	27,855	21,977
- Of which Network Rollout	2,577	2,532	2,791	3,213	2,205
Professional Services	4,420	4,098	4,411	5,719	4,115
Other Operations	2,363	2,534	2,508	3,174	2,449
Less: Intersegment Sales	-465	-145	-376	-521	-430

Total	25,859	27,613	28,039	36,227	28,111

	2003				2004 Q1
Sequential change	Q1	Q2	Q3	Q4
Systems	-28%	5%	3%	30%	-22%
- Mobile Networks	-28%	7%	5%	29%	-18%
- Fixed Networks	-38%	15%	-23%	33%	-60%
Total Network Equipment	-29%	8%	2%	30%	-21%
- Of which Network Rollout	-33%	-2%	10%	15%	-31%
Professional Services	-20%	-7%	8%	30%	-28%
Other Operations	-39%	7%	-1%	27%	-23%
Less: Intersegment Sales	22%	-69%	159%	39%	-17%

Total	-30%	7%	2%	29%	-22%

	2003				2004 Q1
Year over year change	Q1	Q2	Q3	Q4
Systems	-28%	-27%	-15%	1%	9%
- Mobile Networks	-31%	-30%	-17%	4%	19%
- Fixed Networks	-42%	-27%	-30%	-27%	-53%
Total Network Equipment	-32%	-29%	-18%	1%	12%
- Of which Network Rollout	-38%	-34%	-5%	-16%	-14%
Professional Services	-1%	-15%	2%	3%	-7%
Other Operations	-45%	-44%	-27%	-18%	4%
Less: Intersegment Sales	-32%	-82%	-29%	37%	-8%

Total	-30%	-28%	-16%	-1%	9%

	2003				2004 0403
Year to Date	0303	0306	0309	0312
Systems	23,961	49,185	75,092	108,666	26,092
- Mobile Networks	17,643	36,592	56,418	82,053	21,081
- Fixed Networks	1,898	4,075	5,745	7,965	896
Total Network Equipment	19,541	40,667	62,163	90,018	21,977
- Of which Network Rollout	2,577	5,109	7,900	11,113	2,205
Professional Services	4,420	8,518	12,929	18,648	4,115
Other Operations	2,363	4,897	7,405	10,579	2,449
Less: Intersegment Sales	-465	-610	-986	-1,507	-430

Total	25,859	53,472	81,511	117,738	28,111

	2003				2004 0403
YTD year over year change	0303	0306	0309	0312
Systems	-28%	-28%	-24%	-18%	9%
- Mobile Networks	-31%	-30%	-26%	-19%	19%
- Fixed Networks	-42%	-35%	-34%	-32%	-53%
Total Network Equipment	-32%	-31%	-27%	-20%	12%
- Of which Network Rollout	-38%	-36%	-28%	-25%	-14%
Professional Services	-1%	-9%	-5%	-3%	-7%
Other Operations	-45%	-45%	-40%	-35%	4%
Less: Intersegment Sales	-32%	-59%	-51%	-37%	-8%

Total	-30%	-29%	-25%	-19%	9%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	2003 1)				2004 0403
Year to date	0303	0306	0309	0312
Systems	-1,487	-503	863	6,646	4,199
Phones	-500	-683	-483	-183	435
Other Operations	-483	-833	-710	-447	45
Unallocated 2)	-318	-549	-779	-792	-165

Total	-2,788	-2,568	-1,109	5,224	4,514

	2003 1)				2004 0403
As percentage of net sales	0303	0306	0309	0312
Systems	-6%	-1%	1%	6%	16%
Phones 3)	—	—	—	—	—
Other Operations	-20%	-17%	-10%	-4%	2%

Total	-11%	-5%	-1%	4%	16%

	2003 1)				2004 Q1
Isolated quarters	Q1	Q2	Q3	Q4
Systems	-1,487	984	1,366	5,783	4,199
Phones	-500	-183	200	300	435
Other Operations	-483	-350	123	263	45
Unallocated 2)	-318	-231	-230	-13	-165

Total	-2,788	220	1,459	6,333	4,514

	2003 1)				2004 Q1
As percentage of net sales	Q1	Q2	Q3	Q4
Systems	-6%	4%	5%	17%	16%
Phones 3)	—	—	—	—	—
Other Operations	-20%	-14%	5%	8%	2%

Total	-11%	1%	5%	17%	16%

1) 2003 figures are reported excluding restructuring costs.

2) “Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

3) Calculation not applicable

NUMBER OF EMPLOYEES

	2003				2004 0403
	0303	0306	0309	0312
Systems	53,532	50,510	46,669	45,176	45,209
Other Operations	7,047	6,786	6,409	6,110	5,440
Unallocated	361	348	323	297	—

Total	60,940	57,644	53,401	51,583	50,649

Change in percent	0303	0306	0309	0312	0403
Systems	-25%	-23%	-25%	-20%	-16%
Other Operations	-34%	-31%	-27%	-20%	-23%
Unallocated	-9%	-22%	-20%	-23%	—

Total	-26%	-24%	-26%	-20%	-17%

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2003				2004 Q1
Isolated quarters	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	14,081	14,425	14,140	11,521	17,836
North America	4,693	4,622	4,380	6,542	4,679
Latin America	2,621	1,669	2,245	2,547	3,700
Asia Pacific	5,665	7,632	7,363	8,854	6,799

Total	27,060	28,348	28,128	29,464	33,014

* Of which Sweden	1,406	1,190	967	854	964
* Of which EU	8,805	6,643	8,054	6,726	9,382

	2003				2004 Q1
Sequential change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-25%	2%	-2%	-19%	55%
North America	-16%	-2%	-5%	49%	-28%
Latin America	—	-36%	35%	13%	45%
Asia Pacific	-12%	35%	-4%	20%	-23%

Total	-12%	5%	-1%	5%	12%

* Of which Sweden	6%	-15%	-19%	-12%	13%
* Of which EU	0%	-25%	21%	-16%	39%

	2003				2004 Q1
Year over year change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-28%	-18%	48%	-38%	27%
North America	-33%	-21%	-2%	18%	0%
Latin America	-46%	-50%	58%	—	41%
Asia Pacific	-46%	-9%	45%	38%	20%

Total	-35%	-20%	37%	-4%	22%

* Of which Sweden	-42%	-53%	-28%	-36%	-31%
* Of which EU	-1%	-47%	110%	-24%	7%

	2003				2004 0403
Year to date	0303	0306	0309	0312
Europe, Middle East & Africa*	14,081	28,506	42,646	54,167	17,836
North America	4,693	9,315	13,695	20,237	4,679
Latin America	2,621	4,290	6,535	9,082	3,700
Asia Pacific	5,665	13,297	20,660	29,514	6,799

Total	27,060	55,408	83,536	113,000	33,014

* Of which Sweden	1,406	2,596	3,563	4,417	964
* Of which EU	8,805	15,448	23,502	30,228	9,382

	2003				2004 0403
YTD year over year change	0303	0306	0309	0312
Europe, Middle East & Africa*	-28%	-23%	-9%	-17%	27%
North America	-33%	-27%	-21%	-12%	0%
Latin America	-46%	-48%	-32%	-5%	41%
Asia Pacific	-46%	-30%	-14%	-3%	20%

Total	-35%	-28%	-14%	-12%	22%

* Of which Sweden	-42%	-47%	-43%	-42%	-31%
* Of which EU	-1%	-28%	-7%	-11%	7%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2003				2004 Q1
Isolated quarters	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	13,983	15,083	14,144	19,633	14,986
North America	3,940	4,217	4,271	5,199	4,404
Latin America	1,764	2,197	2,663	3,301	2,867
Asia Pacific	6,172	6,116	6,961	8,094	5,854

Total	25,859	27,613	28,039	36,227	28,111

* Of which Sweden	1,403	1,437	1,371	1,657	1,341
* Of which EU	7,885	8,070	7,950	11,330	7,616

	2003				2004 Q1
Sequential change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-32%	8%	-6%	39%	-24%
North America	-40%	7%	1%	22%	-15%
Latin America	-26%	25%	21%	24%	-13%
Asia Pacific	-13%	-1%	14%	16%	-28%

Total	-30%	7%	2%	29%	-22%

* Of which Sweden	-32%	2%	-5%	21%	-19%
* Of which EU	-36%	2%	-1%	43%	-33%

	2003				2004 Q1
Year over year change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-21%	-21%	-16%	-5%	7%
North America	-3%	-30%	-33%	-21%	12%
Latin America	-59%	-29%	-7%	38%	63%
Asia Pacific	-44%	-41%	-7%	14%	-5%

Total	-30%	-28%	-16%	-1%	9%

* Of which Sweden	-29%	-44%	-18%	-20%	-4%
* Of which EU	-27%	-27%	-14%	-8%	-3%

	2003				2004 0403
Year to date	0303	0306	0309	0312
Europe, Middle East & Africa*	13,983	29,066	43,210	62,843	14,986
North America	3,940	8,157	12,428	17,627	4,404
Latin America	1,764	3,961	6,624	9,925	2,867
Asia Pacific	6,172	12,288	19,249	27,343	5,854

Total	25,859	53,472	81,511	117,738	28,111

* Of which Sweden	1,403	2,840	4,211	5,868	1,341
* Of which EU	7,885	15,955	23,905	35,235	7,616

	2003				2004 0403
YTD year over year change	0303	0306	0309	0312
Europe, Middle East & Africa*	-21%	-21%	-19%	-15%	7%
North America	-3%	-20%	-25%	-24%	12%
Latin America	-59%	-47%	-36%	-22%	63%
Asia Pacific	-44%	-42%	-33%	-24%	-5%

Total	-30%	-29%	-25%	-19%	9%

* Of which Sweden	-29%	-38%	-32%	-29%	-4%
* Of which EU	-27%	-27%	-23%	-19%	-3%

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Year to date first quarter 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	16,272	53%	1,564	73%	17,836	54%
North America	4,571	15%	108	5%	4,679	14%
Latin America	3,640	12%	60	3%	3,700	11%
Asia Pacific	6,384	20%	415	19%	6,799	21%

Total	30,867	100%	2,147	100%	33,014	100%

Share of Total	93%		7%		100%

Year to date first quarter 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	12,206	50%	1,875	80%	14,081	52%
North America	4,554	18%	139	6%	4,693	17%
Latin America	2,541	10%	80	3%	2,621	10%
Asia Pacific	5,400	22%	265	11%	5,665	21%

Total	24,701	100%	2,359	100%	27,060	100%

Share of Total	91%		9%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	33%		-17%		27%
North America	0%		-22%		0%
Latin America	43%		-25%		41%
Asia Pacific	18%		57%		20%

Total	25%		-9%		22%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT SEK million

Year to date first quarter 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	13,364	52%	1,622	72%	14,986	53%
North America	4,251	16%	153	7%	4,404	16%
Latin America	2,735	11%	132	6%	2,867	10%
Asia Pacific	5,515	21%	339	15%	5,854	21%

Total	25,865	100%	2,246	100%	28,111	100%

Share of Total	92%		8%		100%

Jan - Mar 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	12,338	52%	1,645	77%	13,983	54%
North America	3,838	16%	102	5%	3,940	15%
Latin America	1,697	7%	67	3%	1,764	7%
Asia Pacific	5,840	25%	332	15%	6,172	24%

Total	23,713	100%	2,146	100%	25,859	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	8%		-1%		7%
North America	11%		50%		12%
Latin America	61%		97%		63%
Asia Pacific	-6%		2%		-5%

Total	9%		5%		9%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date first quarter 2004

Orders	Share of total orders	Sales	Share of total sales
United States	12%	United States	14%
China	7%	China	9%
Spain	6%	Italy	5%
India	5%	Sweden	5%
Italy	5%	Spain	4%
Nigeria	4%	Nigeria	4%
Brazil	4%	Russian Federation	3%
Mexico	4%	Brazil	3%
United Kingdom	3%	United Kingdom	3%
Switzerland	3%	Mexico	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004
On-balance-sheet credits	21.1	21.1	15.6	10.4	10.6	10.3
Off-balance-sheet credits	1.5	1.6	1.8	1.8	2.0	1.2

Total credits	22.6	22.7	17.4	12.2	12.6	11.5
Less third party risk coverage	-0.8	-2.6	-5.6	-0.4	-0.3	-0.3

Ericsson risk exposure	21.8	20.1	11.8	11.8	12.3	11.2

On-balance-sheet credits, net book value	14.0	13.6	10.0	4.3	4.0	3.9
Off-balance-sheet credits recorded as contingent liabilities	1.3	1.3	1.6	1.5	1.7	1
Financing commitments	14.0	12.5	11.0	6.7	6.1	3.7

TREND OF NET SALES AND OPERATING EXPENSES ISOLATED QUARTERS

	2003				2004 Q1
SEK million	Q1	Q2	Q3	Q4
Net sales	25,859	27,613	28,039	36,227	28,111
R&D and other technical expenses	-6,444	-5,855	-4,772	-6,121	-4,718
Selling expenses	-3,153	-2,667	-3,092	-3,053	-2,232
Administrative expenses	-1,808	-1,605	-1,765	-1,286	-1,710
Capitalization of development expenses, net	614	412	182	376	-74

Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734
Operating expenses as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%
Restructuring costs	-1,359	-2,296	-4,176	-3,145	—

Operating expenses incl. restructuring costs	-12,150	-12,011	-13,623	-13,229	-8,734

Items as % of net sales
R&D and other technical expenses	24.9%	21.2%	17.0%	16.9%	16.8%
Selling expenses	12.2%	9.7%	11.0%	8.4%	7.9%
G&A expenses	7.0%	5.8%	6.3%	3.5%	6.1%
Operating expenses, excluding capitalization of development	-11,405	-10,127	-9,629	-10,460	-8,660
- as percentage of net sales	44.1%	36.7%	34.3%	28.9%	30.8%
Opex run rate, annualized (SEK b.)	47	42	38	37	35

ERICSSON

OTHER INFORMATION

SEK million	Jan - Mar 2004	Jan - Dec 2003	Jan - Mar 2003
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	15,974
Number of treasury shares, end of period (million)	304	306	153
Number of shares outstanding, basic, end of period (million)	15,828	15,826	15,821
Average number of shares, basic (million)	15,749	15,823	15,820
Average number of tresury shares (million)	306	270	153
Average number of shares, diluted (million) 1)	15,780	15,841	15,934
Earnings per share, basic (SEK)	0.19	-0.69	-0.27
Earnings per share, diluted (SEK)1)	0.19	-0.69	-0.27
Ratios
Equity ratio, percent	35.0%	34.4%	34.9%
Capital turnover (times)	1.0	1.0	0.8
Accounts receivable turnover (times)	3.5	3.4	2.9
Inventory turnover (times)	4.9	6.1	4.9
Return on equity, percent	19.3%	-16.2%	-24.2%
Return on capital employed, percent	19.6%	-5.9%	-14.2%
Days Sales Outstanding	102	79	109
Payment readiness, end of period	78,426	75,309	66,452
Payment readiness, as percentage of sales	69.7%	64.0%	64.2%
Exchange rates used in the consolidation
SEK / EUR - average rate	9.19	9.14	9.20
- closing rate	9.26	9.07	9.26
SEK / USD - average rate	7.41	8.08	8.59
- closing rate	7.58	7.26	8.50
Other
Additions to tangible fixed assets	413	3,493[2] )	414
- Of which in Sweden	164	1,069[2] )	139
Additions to capitalized development expenses	235	2,358	737
Depreciation of tangible and other intangible assets	704	5,079	1,263
Goodwill amortization	100	1,941	222
Amortization of development expenses	309	775	123

Total depreciation and amortization of tangible / intangible assets	1,113	7,795	1,608
Orders booked	33,014	113,000	27,060
Export sales from Sweden	21,399	72,966	17,214

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

2)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 b. have been reflected in the balance sheet as tangible assets and long-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 23, 2004